UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
ATLAS AMERICA, INC.
(Name of Subject Company (Issuer))

Atlas America, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $.01 par value
(Title of Class of Securities)

049167109
(CUSIP Number of Class of Securities)

Edward E. Cohen
Chairman, Chief Executive Officer and President
Atlas America, Inc.
311 Rouser Road
Moon Township, PA 15108
(412) 262-2830
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:
Lisa A. Ernst
Ledgewood
1900 Market Street
Philadelphia, PA 19103
(215) 731-9450

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$105,300,000	$11,268

*	The filing fee was previously paid. Calculated solely for the purpose of determining the amount of the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934. This amount is based upon the purchase of 1,950,000 common shares at the maximum tender offer price of $54.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Atlas America, Inc., a Delaware corporation (“Atlas”), to purchase for cash up to 1,950,000 of its common shares, $0.01 par value, or such lesser number of common shares as is validly tendered and not validly withdrawn, at a price of not less than $52.00 nor greater than $54.00 per share, without interest. Atlas’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information contained in the offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Atlas America, Inc. The address of Atlas’s principal executive office is 311 Rouser Road, Moon Township, PA 15108. Atlas’s telephone number is (412) 262-2830.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 of the Offer to Purchase, “Price Range of the Shares,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Atlas is the filing person and the subject company. The address and telephone number of Atlas’s principal executive office is set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	“Summary of Terms;”

•	“Introduction;”

•	Section 1, “Number of Shares;”

•	Section 2, “Purpose of the Offer; Certain Effects of the Offer;”

•	Section 3, “Procedures for Tendering Shares;”

•	Section 4, “Withdrawal Rights;”

•	Section 5, “Purchase of Shares and Payment of Purchase Price;”

•	Section 6, “Conditional Tender of Shares;”

•	Section 7, “Conditions of the Offer;”

•	Section 9, “Source and Amount of Funds;”

•	Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares;”

•	Section 14, “Certain United States Federal Income Tax Consequences;” and

•	Section 15, “Extension of the Offer; Termination; Amendment.”

(b) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Offer; Certain Effects of the Offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) and (b) The information set forth in Section 9 of the Offer to Purchase, “Source and Amount of Funds,” is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained Employed, Compensation or Used.

(a) The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) The information set forth in Section 10 of the Offer to Purchase, “Certain Information Concerning Us,” is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in Section 10 of the Offer to Purchase, “Certain Information Concerning Us,” Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 12 of the Offer to Purchase, “Effects of the offer on the Market for the Shares; Registration under the Securities Exchange Act,” and Section 13, “Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offer to Purchase, dated February 8, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 8, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Participants in Atlas America’s 401(k) Plan.
(a)(1)(viii)*	Letter to Participants in Resource America’s 401(k) Plan.
(a)(1)(ix)*	Letter to Shareholders.
(a)(2)	None.

(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated January 30, 2007 (incorporated herein by reference to Atlas’s Tender Offer Statement on Schedule TO filed January 30, 2007 Exhibit 99.1]).
(a)(5)(ii)*	Press Release, dated February 8, 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS AMERICA, INC.

By:	/s/ Edward E. Cohen
Name: Edward E. Cohen

Title:	Chairman of the Board of
Directors, Chief Executive Officer
and President

Dated: February 8, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated February 8, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 8, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Participants in Atlas America’s 401(k) Plan.
(a)(1)(viii)*	Letter to Participants in Resource America’s 401(k) Plan.
(a)(1)(ix)*	Letter to Shareholders.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated January 30, 2007 (incorporated herein by reference to Atlas’s Tender Offer Statement on Schedule TO filed January 30, 2007 Exhibit 99.1]).
(a)(5)(ii)*	Press Release, dated February 8, 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith